UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31042 / May 13, 2014

_____

In the Matter of   :
                                                                                                              :
UBS AG   :
UBS IB CO-INVESTMENT 2001 LIMITED PARTNERSHIP   :
UBS IB CO-INVESTMENT 2001 (NO. 1) FEEDER L.P.   :
                                                                                                              :
677 Washington Boulevard   :
Stamford, CT 06901   :
                                                                                                              :
(813-336)   :
_____   :

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF
1940

UBS AG, UBS IB Co-Investment 2001 Limited Partnership, and UBS IB Co-Investment 2001
(No. 1) Feeder L.P. filed an application on July 6, 2001, and amended on January 9, 2004, May
8, 2008, November 20, 2012, and January 22, 2014 requesting an order under sections 6(b) and
6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions
of the Act, except section 9, and sections 36 through 53, and the rules and regulations
thereunder. With respect to sections 17 and 30 of the Act, and the rules and regulations
thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

On April 17, 2014, a notice of filing of the application was issued (Investment Company Act
Release No. 31019). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by UBS AG, et al. (File No. 813-336), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary